As filed with the U.S. Securities and Exchange Commission on April 29, 2020

Registration No. 333-203623

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

NICE LTD.

(Exact name of issuer of deposited securities as specified in its charter)

Israel

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Nice Ltd.

221 River St, 10th Floor

Hoboken, NJ 07030

(866) 999-6423

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☐	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of NICE Ltd.	n/a	n/a	n/a	n/a

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) as included as Exhibit A to the form of Amendment No. 1 to the Fourth Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

	(v)	The sale or exercise of rights	Articles 13, 14, 15 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit agreement	Articles 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

	(x)	Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

3.	Fees and Charges		Articles 7 and 8

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that NICE Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Fourth Amended and Restated Deposit Agreement dated as of , 2015 among Nice Ltd. (fka NICE-Systems Ltd.), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Previously filed.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 29, 2020.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Timothy E. Green
Name:	Timothy E. Green
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, NICE Ltd. has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ra'anana, State of Israel, on April 29, 2020.

NICE Ltd.

By:	/s/ Barak Eilam
Name: Barak Eilam
Title: Chief Executive Officer

By:	/s/ Beth Gaspich
Name: Beth Gaspich
Title: Chief Financial Officer

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Kostman*	Chairman of the Board of Directors	April 29, 2020
David Kostman

/s/ Barak Eilam	Chief Executive Officer	April 29, 2020
Barak Eilam

/s/ Beth Gaspich	Chief Financial Officer	April 29, 2020
Beth Gaspich

/s/ Rimon Ben-Shaoul*	Director	April 29, 2020
Rimon Ben-Shaoul

/s/ Dan Falk*	Director	April 29, 2020
Dan Falk

/s/ Yocheved Dvir*	Director	April 29, 2020
Yocheved Dvir

/s/ Shuki Ehrlich*	Director	April 29, 2020
Shuki Ehrlich

Director
Leo Apotheker

/s/ Joe Cowan*	Director	April 29, 2020
Joe Cowan

Director
Zehava Simon

*By:	/s/ Barak Eilam
Name:	Barak Eilam
Title:	Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of NICE Ltd, has signed this Post-Effective Amendment to Registration Statement on Form F-6 in Hoboken, New Jersey on April 29, 2020.

Authorized U.S. Representative NICE Ltd.

By:	/s/ Jeffrey Levenberg
Name: Jeffrey Levenberg Title: Corporate Secretary

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement